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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                            LifeQuest Medical, Inc.
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                                (Name of Issuer)

                         Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   531928109
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                                 (CUSIP Number)

                                Steven R. Jacobs
                            Cox & Smith Incorporated
           112 E. Pecan Street, Suite 1800, San Antonio, Texas  78205
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 27, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 531928109                                            Page 2 of 7 Pages
-------------------                                            -----------------
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard H. Klein
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                         (b)[ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       PF

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER

      SHARES                    582,750
                       ---------------------------------------------------------
   BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY                   0
                       ---------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER

     REPORTING                  582,750
                       ---------------------------------------------------------
      PERSON              10    SHARED DISPOSITIVE POWER

       WITH                     0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       582,750

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.42%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 531928109                                            Page 3 of 7 Pages
-------------------                                            -----------------

                                  SCHEDULE 13D
                  OF RICHARD H. KLEIN COVERING COMMON STOCK OF
                            LIFEQUEST MEDICAL, INC.

ITEM 1.  Security and Issuer

         This schedule relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of LifeQuest Medical, Inc., a Delaware corporation (the "Company"). The Company has 5,593,205 shares of Common Stock outstanding as of the date of this schedule.

         The principal executive offices of the Company are located at 9601 McAllister Freeway, Suite 1120, San Antonio, Texas 78216.

ITEM 2.  Identity and Background

         (a)     This statement is being filed by Richard H. Klein.

         (b) Mr. Klein's business address is 1206 Safari, San Antonio, Texas 78216.

         (c) Mr. Klein's present principal occupation is President of Klein Medical, Inc., a wholly-owned subsidiary of the Company, 1206 Safari, San Antonio, Texas 78216.

         (d) During the last five years, Mr. Klein has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Klein was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Klein is a United States citizen.

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CUSIP No. 531928109                                            Page 4 of 7 Pages
-------------------                                            -----------------


ITEM 3.  Source and Amount of Funds or Other Consideration

         Mr. Klein received 600,000 shares of the Common Stock of the Company in connection with the merger of Klein Medical, Inc. with and into a wholly-owned subsidiary of the Company (the "Merger"). The Merger was consummated on November 27, 1996. Subsequent to the consummation of the Merger, Mr. Klein transferred 17,500 shares of the Common Stock to Andrew Zarrow as compensation for Mr. Zarrow's services to Klein Medical, Inc. in connection with the Merger.

         Mr. Klein has also been granted options to purchase up to 60,000 shares of the Common Stock. Options to purchase 30,000 shares vest in 10,000 share increments on December 31, 1997, 1998 and 1999, so long as Mr. Klein is employed by the Company on such date. The remaining options vest on December 31, 1997, 1998 and 1999, so long as Mr. Klein is employed by the Company on such date, according to a vesting schedule set forth in Mr. Klein's Option Agreement with the Company based upon the performance of Klein Medical, Inc. in each of 1997, 1998 and 1999.

ITEM 4.  Purpose of Transaction

         The purpose of the acquisition of the Common Stock was for investment purposes only.

         Mr. Klein does not have any plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment

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CUSIP No. 531928109                                            Page 5 of 7 Pages
-------------------                                            -----------------


company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

         However, Mr. Klein may propose any of the foregoing transactions described in (a)-(j) which he hereafter considers desirable in light of his examination of the Company and its assets, operations and future prospects, and of the circumstances prevailing at the time.

ITEM 5.  Interest in Securities of the Issuer

         (a)(b) Mr. Klein beneficially owns an aggregate of 582,750 shares of Common Stock which represent 10.42% of the outstanding Common Stock of the Company. Mr. Klein has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such shares.

         (c) During the past sixty days, Mr. Klein acquired an aggregate of 600,000 shares of the Common Stock in connection with the Merger on November 27, 1996 at a price per share of $3.00. On April 15, 1997 Mr. Klein transferred 17,500 shares of the Common Stock to Andrew Zarrow in consideration of certain services rendered to Klein Medical, Inc. in the Merger in a private transaction at a price of $3.00 per share.

         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Klein.

         (e)     Not applicable.





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CUSIP No. 531928109                                            Page 6 of 7 Pages
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ITEM 6.          Contracts, Arrangements, Understanding or Relationships with
                 Respect to Securities of the Issuer

                 None.

ITEM 7.          Material to be filed as Exhibits

                 None.





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CUSIP No. 531928109                                            Page 7 of 7 Pages
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                                   SIGNATURE

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 7, 1997.


                                        /s/ Richard H. Klein
                                        ---------------------------------------
                                        RICHARD H. KLEIN